FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

6 February 2020
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

FINAL RESULTS AND FOURTH INTERIM DIVIDEND FOR 2019

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, notice is given that a meeting of a committee of the Board of Directors of HSBC Holdings plc will be held on 18 February 2020 (the 'Board Meeting') to consider the announcement of the final results for the year ended 31 December 2019 and the declaration of a fourth interim dividend for 2019 on the ordinary shares.

Subject to the approval at the Board Meeting, the fourth interim dividend for 2019 will be payable on 14 April 2020 to holders of record on 28 February 2020 on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register.

The ordinary shares in London, Hong Kong, Paris and Bermuda and the American Depositary Shares in New York will be quoted ex-dividend on 27 February 2020.

Any person who has acquired ordinary shares registered on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 28 February 2020 in order to receive the dividend.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Meade†, Heidi Miller†, David Nish†, Ewen Stevenson, Sir Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
†    Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 February 2020